[redacted]

13014159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2013

SEC FILE NUMBER
8-17106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5TH AVENUE, STE 3024
(No. and Street)

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS A. YOUNG (206) 624-6651
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name)*

601 UNION ST STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSÉ INTERNATIONAL SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ACCOUNT 001-59513 DENNIS A. YOUNG, 401(k) PLAN ACCOUNT
ACCOUNT 001-69002 CHARLES B. COSSÉ
ACCOUNT 001-69005 CHARLES B. COSSÉ, DBA COSSÉ INTERNATIONAL PROPERTIES
ACCOUNT 001-69006 CHARLES B. COSSÉ AND SANDRA COSSÉ, JTWROS
ACCOUNT 001-69051 CHARLES B. COSSÉ TRUSTEE FBO JULIA T. COSSÉ
ACCOUNT 001-69054 SANDRA T. COSSÉ

Signature

Vice President/Treasurer
Title

Notary Public

SONJA R. ENGELSEN
COMMISSION EXPIRES
NOTARY PUBLIC
2-29-16
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
[redacted] (c) Statement of Income (Loss).
[redacted] (d) Statement of Changes in Financial Condition (CASH FLOWS).
[redacted] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[redacted] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
[redacted] (g) Computation of Net Capital.
[redacted] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[redacted] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[redacted] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[redacted] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
[redacted] (l) An Oath or Affirmation.
[redacted] (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
[redacted] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
[redacted] (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Cossé International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cossé International Securities, Inc., ("the Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatements of the financial statement whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Cossé International Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

February 26, 2013

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	774,325
Segregated cash		72,257
Deposits with clearing organizations		310,000
Due from brokers and dealers		10,314
Dividend receivable		93,718
Other assets		10,901
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $120,474		17,837
	$	1,289,352
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	781
Accrued expenses		35,224
		36,005
Stockholder's equity		
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding		25,000
Retained earnings		1,228,347
		1,253,347
	$	1,289,352

See Notes to Financial Statement

Note 1. Summary of Significant Accounting Policies and Operations

Organization

Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations.

Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of federally insured limits.

Segregated Cash

In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2011, $72,257 was held in a segregated account.

Payable to Customers

Payable to customers include amounts due from the Company to settle securities transactions.

Furniture, Equipment, and Leasehold Improvements

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

(Continued)

Revenue Recognition

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Income Tax

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election. The Company's federal tax returns are open to examination for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the date of the independent auditors' report. On January 15, 2013, the Company made a distribution of $33,000 to its stockholder.

Note 2. Deposits with Clearing Organizations

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain certain deposits at the organizations and must maintain net capital of at least $750,000, instead of the $250,000 minimum amount required by SEC rules, as discussed in Note 7. All of the deposits with these organizations are cash as of December 31, 2012.

Note 3. Employee Benefits

The Company has established a retirement plan called the Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust ("the Plan"). All salaried employees are eligible to participate in the Plan. There are no age requirements, but employees must have at least 1,000 hours of service in a calendar-year period. Employer contributions are discretionary and there were no employer contributions in 2012.

(Continued)

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2017. Rental expense under the lease was approximately $139,000 for the year ended December 31, 2012. The following is a schedule of minimum rent payments required under noncancelable operating lease for the years ending December 31:

2013	$ 112,515
2014	126,408
2015	130,072
2016	133,736
2017	45,800
	$ 548,531

Note 5. Commitments

The Company has an agreement with a vendor to use that company's back-office general ledger accounting and regulatory reporting system. The agreement expires on July 31, 2015. The following is a schedule of minimum payments required under the agreement for the years ending December 31:

2013	$ 163,997
2014	163,997
2015	95,811
	$ 423,805

Note 6. Contingencies and Guarantees

As of December 31, 2012, Management of the Company believes that there are no contingencies (other than the noncancelable lease agreement in Note 4 and the commitments in Note 5) or guarantees that may result in a loss or future obligation.

(Continued)

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2012, the Company had computed net capital of $1,224,459, which was in excess of the required net capital level by $974,459. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.029 to 1.